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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 333-8426 and 22-27934

Anchor Lamina Inc.
(Registrant's name)

2590 Ouellette Avenue Windsor, Ontario Canada N8X 1L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Form 6-K

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC
(registrant)
Date:	January 31, 2005	By:	Jack C. Tough
Jack C. Tough Vice President and Chief Financial Officer

Form 6-K

Item List

1.

Unaudited Consolidated Financial Statements for First Quarter Ended November 30, 2004.

Report to Bondholders

For the first quarter ended November 30, 2004

January 27, 2005

Consolidated sales for the first quarter ended November 30, 2004 were $36.8 million, compared to $34.9 million in the same period of fiscal 2004.  Both the North American Die Set (NADS) division and Lamina Components had higher sales in the first quarter of 2005 compared to 2004.  The largest contributing factor to increased first quarter sales in the North American Die Set (NADS) division was higher steel prices.  The cost of steel in the NADS division increased approximately 106% from August 2003 to November 2004.  Most of this increase occurred after January 2004.  It is estimated that the cost of steel was $4.1 million higher in the first quarter of 2005 than the same amount of steel would have cost in 2004.  The European segment experienced weak sales in the first quarter of 2005 compared to 2004.  The weakening of the US dollar versus the Canadian dollar had a negative impact of $1.2 million on the first quarter sales compared to the prior year sales resulting from our Canadian exports into the U.S.A. and from the consolidation of our U.S. operations’ sales ..  The strengthening of the Euro versus the Canadian dollar had a positive impact of $0.1 million on the first quarter sales compared to the prior year sales resulting from the consolidation of our European segment sales.

First quarter gross profit was $9.8 million, compared to $9.8 million in the first quarter of 2004.  Gross margin declined 1.5 percentage points to 26.5% of sales in the first quarter of 2005, compared to 28.0% of sales in the first quarter of 2004, mainly as a result of poor product mix of sales at Lamina Components and reduced mark ups realized in the European segment as a result of higher material prices (steel) and the slow European economy in general.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter were $4.5 million, compared to $4.7 million in the same period last year.  The $0.2 million decrease in EBITDA is attributed primarily to higher sales, offset by lower margins, and a decrease of $0.2 million in foreign exchange gains.

First quarter net income was $0.2 million, $0.7 million higher than the net loss of $0.5 million in 2004.  The decrease in EBITDA in 2004 of $0.2 million (as described above) was partially offset by the $0.1 million decrease in depreciation and amortization, the $0.1 million decrease in interest on long-term debt and the $0.7 million decrease in income tax expense.  The prior year income tax expense included an adjustment of $0.7 million related to an increase in the substantively enacted income tax rates in the Province of Ontario, which did not reoccur in the current period.

Potential Bond Redemption

The Company has reached an agreement for a transaction that, if completed, would result in the Bonds being redeemed.

Management of the Company uses the measure Adjusted EBITDA (as disclosed in note 10 to the consolidated financial statements) to monitor and evaluate operational performance of the Company and its operating segments. Adjusted EBITDA is also presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company’s ability to service and/or incur debt.  Therefore, under Canadian generally accepted accounting principles, the Company discloses in note 6 to the consolidated financial statements Adjusted EBITDA by operating segment.  However, Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company’s profitability or liquidity.

Some of the statements in this report are forward-looking statements, including statements regarding our future performance, the accuracy of which is necessarily subject to risks and uncertainties. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its management or officers, including statements preceded by, followed by or including forward-looking terminology such as "may", "will", "should", "believe", "expect", "anticipate", "estimate", "continue", "predict", or similar expressions, with respect to various matters.

It is important to note that the Company's actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors.  These important factors include potential disruption in the Company's supply of steel, potential increases in steel prices, the Company's dependence on the automotive industry, exchange rate fluctuations, the Company's substantial leverage, operating and financial restrictions under the Company's debt agreements, potential environmental liabilities, the potential development of alternative technologies to form metal and plastic parts, substantial competition in the die set industry, the adverse effects of a change in control of the Company, and the risks and uncertainties described in the Company's Annual Report on Form 20-F for the year ended August 31, 2003.

All forward-looking statements in this report are based on information available to the Company on the date of this report.  The Company does not undertake to update any forward-looking statements that may be made by it or on its behalf in this report or otherwise.

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In Thousands of Canadian Dollars)

	Three Months Ended
	November 30
	2004	2003

SALES	$36,782	$34,944

Cost of goods sold	27,029	25,147

GROSS PROFIT	9,753	9,797

Selling and administrative expenses	5,494	5,503
(Gain) loss on disposal of capital assets	(84)	13
Gain on foreign exchange	(177)	(390)
	5,233	5,126
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION	4,520	4,671

Depreciation and amortization	2,537	2,628
Interest on long-term debt	1,626	1,766
Other interest	185	214
	4,348	4,608

INCOME BEFORE INCOME TAXES	172	63

INCOME TAXES	(89)	562

NET INCOME (LOSS)	$261	$(499)

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(In Thousands of Canadian Dollars)

	Three Months Ended
	November 30
	2004	2003

DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(67,969)	$(69,502)

Change in accounting policy (note 2)	(12)	-

DEFICIT, BEGINNING OF PERIOD AS RESTATED	(67,981)	(69,502)

Net income (loss)	261	(499)

DEFICIT, END OF PERIOD	$(67,720)	$(70,001)

(See accompanying notes)

ANCHOR LAMINA INC. CONSOLIDATED BALANCE SHEETS

(In Thousands of Canadian Dollars)

	November 30	August 31
	2004	2004
CURRENT ASSETS
Accounts receivable	$24,824	$24,358
Loans receivable - shareholders	-	35
Inventories	15,405	15,368
Prepaid expenses	543	932
	40,772	40,693

LOANS RECEIVABLE - SHAREHOLDERS	-	23
CAPITAL ASSETS	79,097	84,525
DEFERRED FINANCING FEES	1,377	1,677
	$121,246	$126,918
CURRENT LIABILITIES
Bank indebtedness	2,094	3,350
Accounts payable	9,099	8,626
Accrued liabilities	8,208	9,016
Income taxes payable	24	111
Current portion of long-term debt	2,336	2,516
	21,761	23,619

LONG TERM DEBT	61,819	68,501
FUTURE INCOME TAXES	3,004	2,711
MANDATORILY REDEEMABLE COMMON SHARE LIABILITY (Note 3)	2,254	2,254

CONTINGENCIES (Note 4)

SHAREHOLDERS' EQUITY
Share capital	88,346	88,404
Contributed surplus	2,445	2,424
Deficit	(67,720)	(67,969)
Cumulative translation adjustments	9,337	6,974
	32,408	29,833
	$121,246	$126,918

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Canadian Dollars)

	Three Months Ended
	November 30
	2004	2003
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net income (loss)	$261	$(499)
Adjustments for:
Depreciation and amortization	2,537	2,628
(Gain) loss on disposal of capital assets	(84)	13
Unrealized exchange gain on long-term debt	(1,643)	(1,142)
Future income taxes	(109)	516
	962	1,516
Net change in non-cash working capital	259	2,469
	1,221	3,985
INVESTING
Purchase of capital assets	(333)	(813)
Proceeds on disposal of capital assets	483	-
	150	(813)
FINANCING
Decrease in bank indebtedness	(1,256)	(2,998)
Repayment of long-term debt	(115)	(171)
Deferred financing fees	-	(3)
	(1,371)	(3,172)
CHANGE IN CASH AND CASH EQUIVALENTS	-	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$-	$-

(See accompanying notes)

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Canadian Dollars)

(1) Accounting Policies

The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2004 annual financial statements, except for the change in accounting policies outlined in notes 2 and 3.

(2) Stock-based compensation

The Company has retroactively, without restatement, adopted the recommendations of CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" as of September 1, 2004. These recommendations require that the fair value method be used for measuring and recognizing the cost of equity instruments awarded to employees and officers.

As a result of adopting section 3870, the September 1, 2004 deficit was increased by $12 ($21 less future income taxes of $9).

(3) Mandatorily Redeemable Common Shares

In November 2004, the CICA issued Emerging Issues Committee 149 ("EIC-149"), Accounting for Retractable or Mandatorily Redeemable Shares, to determine whether the issuer of a financial instrument should classify the instrument, or its component parts, as a liability or equity in accordance with the substance of the contractual arrangement on the initial recognition and the definitions of a financial liability and an equity instrument.

EIC-149 requires companies to record mandatorily redeemable shares as a financial liability rather than as an equity instrument if the shares meet certain requirements that in substance, meets the definition of a financial liability. The Company has determined that certain shares issued by the Company meet the definition of a financial liability and should therefore be recorded as a liability. Any change necessary to apply the new accounting treatment is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures.

The Company adopted the new requirements on November 5, 2004 and the financial statements of prior periods have been restated to reflect the effects of this accounting treatment. Until such time as the Company is able to complete its determination of the fair market value of the mandatorily redeemable common shares, the Company has used book value of the mandatorily redeemable common shares as the basis for the determination of the liability that is recorded on the balance sheet for November 30, 2004 and August 31, 2004.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(4) Contingencies

Certain metals and chemical contamination has been found at one of the Company's former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded an accrued liability of $2,206 (August 31, 2004 - $2,440) to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms.

From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

(5) Senior credit facility

At November 30, 2004, the Company had available a revolving credit facility to the lesser of $30,000 and an amount calculated under the terms of the senior lending loan and security agreement, known as the borrowing base of $22,348. At November 30, 2004, the Company had borrowed $3,651 (August 31, 2004 - $8,387) under this facility.

At November 30, 2004, the Company had an unused term facility of $11,790 available for certain restricted purposes. The amount available under this facility declines by $535 per quarter.

All term loans and credit facilities expire on November 14, 2005.

Under the terms of the senior loan and security agreement, the Company is required to make accelerated repayments on the outstanding term loans based on a calculation known as excess cash flow. Based on 2004 results, the excess cash flow calculation required the Company to make an additional principal repayment of $2,238 on December 3, 2004.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(6) Segmented Information

The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components, and Anchor Lamina GmbH in Europe. The following tables set forth information about segment revenue and earnings before interest, income taxes, depreciation and amortization, (gain) loss on disposal of capital assets, gain on mandatorily redeemable shares, and gain on foreign exchange (Adjusted EBITDA).

Three months ended November 30, 2004
	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	26,680	8,688	3,592	(2,178)	36,782
Segment Adjusted EBITDA	3,075	903	281		4,259

Three months ended November 30, 2003
	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	23,971	9,037	4,393	(2,457)	34,944
Segment Adjusted EBITDA	2,512	1,067	715		4,294

Reconciliation of total reportable operating segment Adjusted EBITDA to the Company's consolidated income before income taxes is as follows:

	Three Months Ended
	November 30
	2004	2003

Total Adjusted EBITDA for reportable segments	$4,259	$4,294
Depreciation and amortization	(2,537)	(2,628)
Gain (loss) on disposal of capital assets	84	(13)
Interest on long term debt	(1,626)	(1,766)
Other interest	(185)	(214)
Gain on foreign exchange	177	390
Total consolidated income before income taxes	$172	$63